47

04024205

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Land Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 2964 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/12/04

Hongkong Land Holdings Limited

Annual Report 2003


歷山大廈
Alexandra House

Contents

Corporate Information

Directors

Simon Keswick Chairman
Percy Weatherall Managing Director
Nicholas Sallnow-Smith Chief Executive
Charles Allen-Jones
George Ho GBS, OBE, JP
Jenkin Hui
Sir Yuet-Keung Kan GBE
...ian Keelan
Henry Keswick
...C Kwok JP
...G R Leach
...Richard Lee
Kenneth Lo OBE

Company Secretary and Registered Office

...H Wilken
Jardine House, 33-35 Reid Street, Hamilton, Bermuda

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong and with other property and infrastructure interests in Asia.

The primary share listing of the parent company, Hongkong Land Holdings Limited, is in London, with secondary listings in Singapore and in Bermuda.

Alexandra House in Hong Kong's Central Business District (front cover).

Jardines
A member of the Jardine Matheson Group

Highlights

- **Hong Kong office market stabilises in second half**
- **Central office portfolio vacancy reduced to 7%**
- **Major renovation of The Landmark complex underway**
- **Good sales progress in three residential schemes**

- **Results**

	2003	Restated 2002	Change
	US$m	US$m	%
Underlying profit attributable to shareholders	**174**	192	(10)
Loss attributable to shareholders	**(569)**	(679)	n/m
Shareholders' funds	**3,640**	4,310	(16)
Adjusted shareholders' funds*	**4,215**	4,957	(15)
Net debt	**1,568**	1,592	(2)

	US¢	US¢	%
Underlying earnings per share	**7.80**	8.64	(10)
Loss per share	**(25.54)**	(30.51)	n/m
Cash flow per share	**5.65**	7.70	(27)
Dividends per share	**6.00**	7.50	(20)

	US$	US$	%
Net asset value per share	**1.64**	1.94	(15)
Adjusted net asset value per share*	**1.89**	2.23	(15)

* In preparing the Group's financial statements under International Financial Reporting Standards ('IFRS'), the fair value model for investment properties has been adopted in 2003. In accordance with this model, the Group's investment properties have been included at their open market value as determined by independent valuers. As there is no capital gains tax in territories where the Group has significant leasehold investment properties, no tax would be payable if those properties were to be sold at the amounts included in the financial statements. In relation to leasehold investment properties, however, IFRS require deferred tax on any revaluation amount to be calculated using income tax rates. This is in contrast to the treatment for the revaluation of element of freehold properties where IFRS require capital gains tax rates to be used.

As Management considers that the Group's long leasehold properties have very similar characteristics to freehold property, the adjusted shareholders' funds and adjusted net asset value per share information is presented on the basis that would be applicable if the leasehold properties were freeholds. The adjustments made add back the deferred tax provided in the financial statements that would not have been provided if the properties were freeholds, which in any event would not be payable on a sale of the properties.

Corporate Overview

Hongkong Land's Strategy for Growth

Market Leadership in Hong Kong

Hongkong Land will maintain a leadership position in Hong Kong's Central business district where it owns and manages some 5,000,000 sq. ft of prime office and retail space.

Property Investments in Asia

The Group will seek commercial and residential property developments in Asia for long-term investment and for trading. It has investments in Hong Kong, Mainland China, Singapore, Vietnam, Thailand, Indonesia and the Philippines.

Infrastructure Investments in Asia

The Group will focus on extracting value from the existing portfolio, while minimising further investment. Hongkong Land currently has interests in the container port, water treatment, logistics and toll road sectors.

Shareholder Value

The Group aims to build sustainable streams of value for its shareholders, whilst maintaining financial strength through a policy of prudent financing and investment.

Group Structure

Hongkong Land Holdings Limited is incorporated in Bermuda and listed in London, Singapore and Bermuda. Hongkong Land Limited manages the operations of the Group from Hong Kong and provides services to Hongkong Land China, which holds the Group's property interests in China, to Hongkong Land International, which holds the Group's property interests elsewhere, and to Hongkong Land Infrastructure, which holds the Group's infrastructure interests.

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Annual Report & Notice of AGM
Released	08:26 25 Mar 2004
Number	9196W

04 APR -7 AM 7:21

HONGKONG LAND HOLDINGS LIMITED

ANNUAL REPORT 2003 AND NOTICE OF 2004 ANNUAL GENERAL MEETING

Hongkong Land Holdings Limited announces that its Annual Report for the year ended 31st December 2003, the Notice of the 2004 Annual General Meeting and the Form of Proxy have been posted to shareholders today, Thursday, 25th March 2004. Full details are available on the Company's website at www.hkland.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

25th March 2004

www.hkland.com

END

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Hongkong Land Holdings Limited

Annual General Meeting 2004

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Hongkong Land Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 5th May 2004 at 10.30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2003, and to declare a final dividend.
2. To re-elect Directors.
3. To fix the Directors' fees.
4. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

5. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)), shall not exceed US$11.4 million, and the said approval shall be limited accordingly.

6. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 5 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H WILKEN
Company Secretary

25th March 2004

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 5

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 6

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢10 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 5th March 2004, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda


Alexandra
House
1/F

Alexandra House provides comfortable and convenient pedestrian movement between buildings.

Chairman's Statement

Overview

While the Hong Kong office market remained very competitive throughout the year, the last quarter saw a recovery in sentiment following nearly three years of decline. The Group continued to attract new tenants, with vacancy in its Central office portfolio reduced to 7% by the year-end.

Performance

Net rental income fell by 11% compared with 2002. Lower average rents, which continued to fall as negative reversions worked through the portfolio, were only partly offset by a full year contribution from Chater House. With net financing charges stable as debt levels were little changed, underlying earnings fell broadly in line with net rental income to US$174 million. Underlying earnings per share reduced similarly to US¢7.80.

The Independent Valuation of the Group's investment portfolio led to a net valuation deficit for the year of US$824 million. All of the fall took place in the first half of the year, with values recovering modestly in the second half. Under International Financial Reporting Standards, this deficit is charged to profit and loss account and was the predominant cause of the reduction of shareholders' funds of US$670 million. The revised application of the accounting standard on deferred tax resulted in a cumulative provision of US$573 million being made in respect of the Group's Hong Kong portfolio even though no such liability for tax would arise under the current tax regime should there be a property disposal. As a result of these factors, net asset value per share fell by 15% to US$1.64.

With the Group's core rental market having stabilised, the Directors have recommended that the final dividend be held at US¢4.00 per share for 2003. Together with the interim dividend of US¢2.00, this gives a total dividend of US¢6.00 for the year.

Group Review

Despite the completion of significant additional office space in Hong Kong's Central District during the year, vacancy fell as demand began to recover and a number of businesses chose to move to Central from decentralised districts. Retail space continued to be in demand as domestic and tourist consumer spending improved. This market background helped the Group reduce its office vacancy significantly, while its retail portfolio remained close to fully let.

The Group's emphasis on building value in its core portfolio continued in 2003. Following the completion of Chater House in 2002, the refurbishment of the retail podium of Alexandra House was completed in the last quarter of 2003 and was 97% pre-let on completion. A major renovation of The Landmark complex, including the addition of a luxury hotel, is now the prime focus of investment in Hong Kong.

Outside Hong Kong, construction at One Raffles Quay in Singapore continued amid signs of stabilisation in the office market in the city.

Our residential business made further progress, both in terms of construction, where Phase II of Central Park in Beijing is now underway, and in sales, with Phase I of that development sold out, and encouraging sales at both of the Group's residential developments in Hong Kong; Ivy on Belcher's and Stanley Court.

In Indonesia, the Group purchased a 25% stake in Jakarta Land, a premium office investment and development company in central Jakarta.

People

The commitment of our staff to customer service reflected our values during a challenging year. My thanks go to them for their contribution.

Outlook

With supply now beginning to tighten and demand returning to the Hong Kong market, a recovery in office rental levels should take place. This will however take time to work through into earnings.

Simon Keswick
Chairman
24th February 2004

Chief Executive's Review

Strategic Focus

The Group's main priority is the maximisation of its core asset values in Central, through the right balance of redevelopment and renovation of the physical assets, and continued strengthening of our customer relationships. This focus bore fruit in 2003 with a fully let retail portfolio and significantly lower office vacancy than the market average. This emphasis on our core commercial portfolio in Hong Kong will continue, together with limited strategic investments in other Asian cities. The Group's purchase of an interest in Jakarta Land reflects that strategy.

The objective of building a high quality residential business has made good progress, with the launch for sale of Phase II of Central Park in Beijing, and of Stanley Court and Ivy on Belcher's in Hong Kong.

In the infrastructure sector, our strategy of selective disposal of assets is being implemented with a significant reduction of the Group's exposure in this area.

Commercial Property

Central Portfolio

While the office market remained weak for most of the year, leasing activity was high, with a number of businesses taking advantage of the very competitive rents available in Hong Kong's Central District in their relocation and consolidation decisions. The relatively high level of vacancy prevailing in Central in the early part of the year encouraged this, with a range of options available to tenants seeking good locations and well-managed buildings.

Central portfolio tenant profile by area occupied (%)



1998
57 Banks and other financial services
17 Legal
3 Trading
5 Governments
5 Accounting
4 Property
9 Others
2003
44 Banks and other financial services
21 Legal
3 Trading
6 Governments
8 Accounting
4 Property
14 Others

Central portfolio

at 31st December 2003	Office	Retail
Capital value (US$m)	3,677	1,473
Rental income (US$m)	215	66
Average unexpired terms of leases (years)	3.7	2.3
Area subject to renewal / review in 2004 (%)	20	33

Central portfolio equivalent yield (%)



Office (One and Two Exchange Square)
Retail (Prince's Building)
7.25
6.75
6.75
6.75
6.00
5.40
6.00
5.75
5.25
4.75
'99
'00
'01
'02
'03

The active market enabled the Group to reduce its level of vacancy throughout the year, despite the completion of IFC II midway through it. With 200,000 sq. ft of space given back to the Group in January by JPMorgan, following their relocation to Chater House, vacancy early in the year stood at 16%. By the half year, this had reduced to under 10%. Further progress was made in the second half, bringing the year-end level down to 7%, significantly lower than the market-wide figure in Central of 11%. This strong leasing performance reflected the signing of 72 new tenancies during 2003, surpassing the 40 new customers secured in 2002.

Top five office tenants (in alphabetical order)

at 31st December 2003

Credit Suisse First Boston Group
JPMorgan
Morgan Stanley Group
PricewaterhouseCoopers
UBS Group

In the retail sector, the outbreak of SARS in the first half, while severe at the time, did not prove to have a significant impact on business over the year as a whole. The completion of the Alexandra House retail podium refurbishment in the fourth quarter was enthusiastically received in the market. The Group's efforts will now turn to the implementation of its multi-phase redevelopment scheme at The Landmark, which includes the addition of a 114-room luxury hotel to be managed by Mandarin Oriental. The scheme remains on target for phased completion between 2005 and 2007.

Central portfolio average office rent (US$/sq. ft per month)



Nominal
Effective
6.45
7.76
8.43
8.35
8.02
7.20
5.93
5.48
5.63
5.24
5.44
5.08
5.26
4.69
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Commercial Properties Outside Hong Kong

In the fourth quarter, commercial capital values in Singapore stabilised after three years of decline. Our 100%-owned One Raffles Link remains fully let at premium rents in both its office and retail elements. At our joint-venture development at One Raffles Quay, construction continued with completion expected in early 2006.

In Vietnam, our Hanoi portfolio remains fully let at rents commanding significant premiums to the market.

During the year, our investment in the Gaysorn retail centre in Bangkok was restructured, and the Group now owns 49% of the equity of the business which is regarded as the prime luxury retail mall in Bangkok.

In Indonesia, the Group acquired a 25% interest in Jakarta Land, which owns 800,000 sq. ft of prime office space in downtown Jakarta, together with land bank adjoining the site. This small investment positions the Group to benefit from the future growth of Jakarta's CBD.

Residential Property

The sale of the remaining units in Phase I of Central Park, the Group's joint-venture development in Beijing, was completed during the year, despite the impact of SARS. Phase II was launched in the fourth quarter and healthy demand has led to about half of the units being pre-sold by year-end.

In Hong Kong, two residential sites were offered for sale in the fourth quarter, following the revival of market sentiment. By the year-end, over half of the town houses at Stanley Court on the south side of the Island and some 40% of the 140 units at the near-complete Ivy on Belcher's in Western District had been sold. Progress was also made in seeking regulatory approvals for two potential developments in Tai Hang and Western District.

In the Philippines sales continued at Roxas Triangle which is close to 70% sold.

Grosvenor Land, our joint-venture residential property fund, has recently acquired two further investments in Tokyo. The value of its existing investments saw some improvement in the second half of the year.

Infrastructure

A number of steps were taken to implement the strategy announced at the beginning of the year of selectively disposing of assets in this sector. The bulk of the Group's investment in China Water Company was sold in the first quarter, and the investments in China Infrastructure Group and Winstar were disposed of later in the year.

The Group's remaining infrastructure investments are a 37.5% stake in Tradeport, a 28.5% stake in Asia Container Terminals, both in Hong Kong, and a 13% stake in PTMM, a toll road in Indonesia. At Tradeport, the logistics terminal building was completed in the first quarter and initial customers have been signed, but the pace of marketing has been slower than anticipated. Progress in the construction of Container Terminal 9 is on plan for completion in mid-2004, following which ACT's interest will be swapped into CT8.

Finance

Two major financings were completed during the year, a HK$1.5 billion three-year fixed rate bond in April and a HK$5 billion seven-year bank syndication in July. Together with a range of smaller bi-lateral facilities, these have further extended the average maturity of the Group's committed funding facility to 5.2 years. Partly as a result of the long-term maturity of its debt, all of which is now unsecured, the rating agencies maintained the ratings of the Group's debt issues despite the weakening rental market.

Outlook

Throughout the period of weak demand that has characterised our core office market since the close of 2000, the Group's focus on the quality of its buildings and services has enabled it to command a significant share of market transactions, despite the launch of 1.3 million sq. ft of competitive space during the year. With vacancy in Central now beginning to reduce, the Group is well positioned to capitalise on its leading position in Hong Kong's Central District.

Nicholas Sallnow-Smith
Chief Executive
24th February 2004

Financial Review

Accounting Policies

The revision to International Accounting Standard ('IAS') 40 Investment Property was announced by the International Accounting Standards Board in December 2003. In view of its significance, the Group implemented this ahead of its effective date of 1st January 2005. In accordance with the revised IAS 40, the Group's leasehold interests in land are now classified as investment properties in the balance sheet and carried at fair value. The presentation of supplementary financial information known as 'IFRS modified basis' in previous years to reflect the market value of leasehold interests in land is therefore no longer necessary.

Under the fair value model, provision for deferred tax in relation to revaluation surpluses of leasehold investment properties calculated at the income tax rate is required, although no such tax liability would arise under the current tax regime should there be a property disposal in the territories in which the Group has significant leasehold properties. Additional disclosures to show the exclusion of provisions for deferred tax on revaluation surpluses of leasehold properties are therefore presented as Management believes these would provide a better understanding of the Group's financial position.

There were also revisions to 14 other International Accounting Standards which the Group early adopted in 2003 but these have no effect on the existing accounting policies in determining profits or shareholders' funds.

Financial Market Review

Economic conditions improved in 2003 as monetary and fiscal policies stimulated growth, leading to a rebound in equity markets during the second half of 2003. In Hong Kong, 3-month HIBOR ended the year at 0.15% as compared to 1.5% at the start of the year, reflecting net capital inflow and abundant liquidity.

The Group took advantage of the strong liquidity to conclude US$966 million in new financing at favourable terms, including a US$193 million Hong Kong Dollar fixed rate note issue and a US$644 million Hong Kong Dollar syndicated loan facility. The new facilities had a combined average life of 6.1 years. This helped the Group to diversify its funding sources, while lowering borrowing cost and lengthening its maturity profile. At year-end, the Group's facilities had an average maturity of 5.2 years, up from 4.9 years at end 2002. During the year, S&P and Moody's maintained the long-term ratings for Hongkong Land Holdings Limited at BBB+ and A3 respectively.

Results

Excluding the decrease in fair value of investment properties on a net of tax basis and asset impairment reversals and disposals, earnings and underlying earnings per share fell 10% to US$174 million and US¢7.80 respectively.

Net income from rental properties fell 11% during the year. This was the result of the negative rental reversions arising from the weaker office market but mitigated by the full year contribution from Chater House. Year on year, average effective rents in the Hong Kong Central office portfolio decreased from US$5.08 psf in 2002 to US$4.69 psf in 2003.

Net financing charges of US$65 million in 2003 were little changed from 2002. Following the completion of Chater House, interest capitalisation relating to development properties has been reduced by US$3 million. Including interest rate swaps, average borrowing cost in Hong Kong Dollars fell to 4% reflecting the continued decline in interest rates. Interest cover remained strong at four times.

At the end of the year, the level of overdue receivables remained very low due to the high quality of our tenant profile.

Review of Asset Values

The Group's practice is to have investment properties valued independently by professional valuers. The resulting net revaluation deficit of US$824 million has accordingly been taken to the profit and loss account.

Excluding deferred tax provided on revaluation surpluses of investment properties, the Group's adjusted net asset value per share fell 15% from US$2.23 to US$1.89.

Cash Flow

Cash flow per share was US¢5.65, compared with US¢7.70 per share in 2002. This cash (US$126 million) together with proceeds from disposal of associates, joint ventures and other investments (US$118 million) were applied to the payment of dividends (US$133 million) and capital expenditure on developments and joint ventures (US$106 million).

Net debt as a percentage of adjusted equity*



Net debt
Adjusted equity*
12%
8%
22%
32%
37%
'99
'00
'01
'02
'03

*Excluding deferred tax on revaluation surpluses of *investment properties*

Cash flow per share (US¢)



9.57
7.87
7.59
7.70
5.65
'99
'00
'01
'02
'03

Net debt of US$1,568 million at end 2003 was slightly lower than the US$1,592 million at the end of 2002. Gearing calculated on the adjusted shareholders' funds, which exclude deferred tax provisions on revaluation surpluses of investment properties, rose to 37% however, largely as a result of lower property valuations.

Shareholders' Return

The Board has recommended a final dividend of US¢4.00 per share payable in cash, unchanged from 2002. This takes the total dividend for the year to US¢6.00 per share, a fall of 20% from 2002.

Audit Committee

The audit committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle, James Watkins (to 31st December 2003) and Jonathan Gould (from 1st January 2004) in their capacity as non-executive directors of the Group's management company, Hongkong Land Limited.

Debt profile as at 31st December 2003 (%)


Interest rate
Currency
Maturity
48 Fixed rate
52 Floating rate
3 US$
13 S$
84 HK$
53 > 5 years
43 2-5 years
4 < 1 year

The audit committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from internal auditors. The committee reviews the operation and effectiveness of the Group's internal controls and procedures. Executive directors and representatives of the internal and external auditors attend the committee meetings by invitation.

Treasury Activities and Risk Management

The Group manages its treasury activities within established risk management objectives and policies, using a variety of techniques and instruments. The main objectives are to manage exchange, interest rate and liquidity risks and to provide a degree of certainty about costs. The Treasury department is managed as a cost centre and derivatives are employed for hedging purposes only. Appropriate credit guidelines are in place to manage counterparty credit risk.

Year end debt summary

	2003 US$m	2002 US$m
US$ bonds	**655**	686
US$ bank loans	**66**	61
HK$ notes	**192**	–
HK$ bank loans	**973**	1,119
S$ bank loans	**281**	276
Vietnamese Dong bank loans	**–**	1
Gross debt	**2,167**	2,143
Cash	**599**	447
Liquid investment portfolio	**–**	104
Net debt	**1,568**	1,592

Committed facility maturity as at 31st December 2003 (US$m)



2
0
610
355
1,917
'04
'05
'06
'07
'08 & beyond

Borrowings may be taken in local currency partially to hedge foreign currency exposure on investments. A portion of borrowings is denominated at fixed rates. Adequate headroom in committed facilities is maintained and the Group's cash resources are managed so as to minimise risk while seeking an appropriate yield.

As at 31st December 2003, the Group had total financing facilities of US$3.0 billion (US$3.0 billion in 2002) of which US$2.2 billion are bank facilities. 95% of the bank facilities are committed. At the balance sheet date, 70% of the committed facilities were drawn and the Group held cash deposit of US$599 million of which 97% were held in United States Dollars.

Francis Heng
Chief Financial Officer
24th February 2004

Five Year Summary

	1999 US$m	2000 US$m	2001 US$m	2002 US$m	**2003** **US$m**
Profit/(loss) attributable to shareholders	377	1,942	(327)	(679)	**(569)**
Underlying profit attributable to shareholders	265	230	213	192	**174**
Properties	5,560	7,633	7,118	6,261	**5,518**
Net debt	608	531	1,341	1,592	**1,568**
Shareholders' funds	4,644	6,064	5,255	4,310	**3,640**
Adjusted shareholders' funds*	5,226	6,947	6,048	4,957	**4,215**
	US$	US$	US$	US$	**US$**
Net asset value per share	1.84	2.54	2.36	1.94	**1.64**
Adjusted net asset value per share*	2.07	2.91	2.72	2.23	**1.89**
	US¢	US¢	US¢	US¢	**US¢**
Cash flow per share	9.57	7.87	7.59	7.70	**5.65**

Underlying earnings/dividends per share (US¢)



Underlying earnings
Dividends
10.48
9.00
9.11
9.00
8.94
9.00
8.64
7.50
7.80
6.00
'99
'00
'01
'02
'03

Adjusted net asset value per share* (US$)



2.07
2.91
2.72
2.23
1.89
'99
'00
'01
'02
'03

* Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties

Directors' Profiles

Simon Keswick Chairman

Mr Simon Keswick has been a Director of the Group's holding company since 1983. He was Chairman from 1983 to 1988 and was subsequently re-appointed in 1989. He joined the Jardine Matheson group in 1962 and is also chairman of Dairy Farm International Holdings and Mandarin Oriental International, and a director of Jardine Lloyd Thompson, Jardine Matheson Holdings and Jardine Strategic Holdings. He is also a director of Hanson and The Fleming Mercantile Investment Trust.

Percy Weatherall Managing Director

Mr Weatherall was appointed as Managing Director in 2000, having first joined the Board in 1994. He has been with the Jardine Matheson group since 1976. He is chairman of Jardine Matheson Limited, and managing director of Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International.

Nicholas Sallnow-Smith Chief Executive

Mr Sallnow-Smith, a fellow of the Association of Corporate Treasurers, joined the Board in 1998 as Finance Director. He was appointed Chief Executive of the Group and Hongkong Land Limited in 2000. He was formerly group treasurer of the Jardine Matheson group, which he joined in 1993.

Charles Allen-Jones

Mr Allen-Jones joined the Board in 2001. Mr Allen-Jones was formerly senior partner of Linklaters, where he had been a partner for 33 years. He is also a director of Caledonia Investments and a trustee of the British Museum.

George Ho GBS, OBE, JP

Mr Ho has been a Director of the Group's holding company since 1973. He is the honorary chairman of Hong Kong Commercial Broadcasting Co., chairman of HCBC Enterprises, and a director of ABC Communications (Holdings).

Jenkin Hui

Mr Hui joined the Board in 1994 and is a director of Jardine Matheson Holdings, Jardine Strategic Holdings, Central Development and a number of property and investment companies.

Sir Yuet-Keung Kan GBE

Sir Yuet-Keung Kan has been a Director of the Group's holding company since 1966.

Brian Keelan

Mr Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Dairy Farm International Holdings, Jardine Cycle & Carriage, Jardine Matheson Holdings, Jardine Strategic Holdings, Mandarin Oriental International and MCL Land; and a commissioner of Astra International. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick

Mr Henry Keswick first served on the Board of the Group's holding company between 1970 and 1975 and was re-appointed a Director in 1988. He is chairman of Jardine Matheson Holdings, having first joined the group in 1961, and is also chairman of Jardine Strategic Holdings. He is a director of Dairy Farm International Holdings and Mandarin Oriental International. He is also vice chairman of the Hong Kong Association.

R C Kwok JP

Mr Kwok is a Chartered Accountant and has been a Director of the Group's holding company since 1981. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International.

C G R Leach

Mr Leach has been a Director of the Group's holding company since 1985. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Dr Richard Lee

Dr Lee joined the Board in January 2003. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Jardine Matheson Holdings and Mandarin Oriental International.

Kenneth Lo OBE

Mr Lo is a Solicitor and Notary Public and joined the Board in 1990. He is also a director of Mandarin Oriental International.

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	1	**383.7**	396.6
Cost of sales		**(100.5)**	(84.2)
Gross profit		**283.2**	312.4
Other income		**0.3**	0.5
Administrative and other expenses		**(27.9)**	(29.6)
		255.6	283.3
Decrease in fair value of investment properties		**(824.3)**	(987.7)
Asset impairments and disposals	2	**10.2**	(25.3)
Operating loss	3	**(558.5)**	(729.7)
Net financing charges	4	**(64.5)**	(64.8)
Share of results of joint ventures	5	**(5.3)**	(4.1)
Loss before tax		**(628.3)**	(798.6)
Tax	6	**60.0**	119.6
Loss for the year		**(568.3)**	(679.0)
Loss attributable to shareholders		**(568.5)**	(679.1)
Profit attributable to minority interests		**0.2**	0.1
		(568.3)	(679.0)
		US¢	US¢
Loss per share	7	**(25.54)**	(30.51)

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net operating assets			
Tangible assets	8		
Investment properties		**5,506.9**	6,249.8
Others		**12.2**	13.0
		5,519.1	6,262.8
Joint ventures	9	**267.3**	244.1
Other investments	10	**3.7**	3.7
Deferred tax assets	11	**6.5**	0.9
Pension assets	12	**8.8**	9.4
Other non-current assets		**0.6**	–
Non-current assets		**5,806.0**	6,520.9
Properties held for sale		**38.1**	48.1
Debtors, prepayments and others	13	**146.1**	240.9
Bank balances and other liquid funds	14	**599.6**	550.6
Current assets		**783.8**	839.6
Creditors and accruals	15	**(178.6)**	(219.1)
Borrowings	16	**(81.5)**	(68.1)
Current tax liabilities		**(9.5)**	(26.9)
Current liabilities		**(269.6)**	(314.1)
Net current assets		**514.2**	525.5
Long-term borrowings	16	**(2,085.6)**	(2,074.6)
Deferred tax liabilities	17	**(593.6)**	(660.9)
		3,641.0	4,310.9
Total equity			
Share capital	19	**229.5**	229.5
Revenue and other reserves	20	**3,488.4**	4,158.5
Own shares held	21	**(77.7)**	(77.7)
Shareholders' funds		**3,640.2**	4,310.3
Minority interests		**0.8**	0.6
		3,641.0	4,310.9

Approved by the Board of Directors on 24th February 2004

Percy Weatherall

Nicholas Sallnow-Smith

Directors

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
Total equity			
– as previously reported		**260.4**	465.7
– effect of adopting IAS 40 (revised 2003) net of tax		**4,050.5**	4,789.3
– as restated		**4,310.9**	5,255.0
Attributable to minority interests		**(0.6)**	(0.5)
Shareholders' funds		**4,310.3**	5,254.5
Net exchange translation differences			
– amount arising in the year		**10.7**	26.7
– transfer to consolidated profit and loss account		**–**	3.1
Revaluation of other investments			
– fair value gains		**–**	14.2
– transfer to consolidated profit and loss account on disposal		**–**	(87.2)
Cash flow hedges			
– fair value gains/(losses)		**4.9**	(46.2)
– transfer to consolidated profit and loss account		**16.3**	24.6
Net gains/(losses) recognised directly in equity		**31.9**	(64.8)
Loss for the year		**(568.3)**	(679.0)
Total loss recognised		**(536.4)**	(743.8)
Profit attributable to minority interests		**(0.2)**	(0.1)
		(536.6)	(743.9)
Dividends	23	**(133.5)**	(200.3)
Shareholders' funds at 31st December		**3,640.2**	4,310.3
At 31st December			
Total equity		**3,641.0**	4,310.9
Attributable to minority interests		**(0.8)**	(0.6)
Shareholders' funds		**3,640.2**	4,310.3

Consolidated Cash Flow Statement

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Cash flows from operating activities			
Operating loss		**(558.5)**	(729.7)
Depreciation and amortisation	*3*	**1.1**	1.2
Decrease in fair value of investment properties		**824.3**	987.7
Asset impairments and disposals		**(10.2)**	25.3
Increase in properties held for sale, debtors, prepayments and others		**(13.6)**	(22.0)
Increase/(decrease) in creditors and accruals		**3.1**	(0.9)
Interest received		**18.8**	29.5
Interest and other financing charges paid		**(83.2)**	(88.8)
Tax paid		**(31.9)**	(11.5)
Dividends received		**0.9**	2.0
		150.8	192.8
Cash flows from investing activities			
Major renovations expenditure		**(25.0)**	(21.5)
Developments capital expenditure		**(47.0)**	(102.7)
Investments in and loans to joint ventures		**(59.3)**	(20.3)
Purchase of other investments		**–**	(1.3)
Disposal of associates, joint ventures and other investments		**118.1**	4.0
		(13.2)	(141.8)
Cash flows from financing activities			
Net proceeds from issue of notes		**190.5**	–
Repayment of secured bank loans		**(262.9)**	(618.0)
Drawdown of unsecured bank loans		**349.5**	751.9
Repayment of unsecured bank loans		**(231.3)**	(5.8)
Dividends paid by the Company		**(133.2)**	(199.3)
		(87.4)	(71.2)
Effect of exchange rate changes		**0.6**	0.6
Net increase/(decrease) in cash and cash equivalents		**50.8**	(19.6)
Cash and cash equivalents at 1st January		**546.6**	566.2
Cash and cash equivalents at 31st December	*24*	**597.4**	546.6
		US¢	US¢
Cash flow per share	*25*	**5.65**	7.70

Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards ('IAS') and interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised IAS in 2003:

IAS 1	(revised 2003)	Presentation of Financial Statements
IAS 2	(revised 2003)	Inventories
IAS 8	(revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	(revised 2003)	Events After the Balance Sheet Date
IAS 16	(revised 2003)	Property, Plant and Equipment
IAS 17	(revised 2003)	Leases
IAS 21	(revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24	(revised 2003)	Related Party Disclosures
IAS 27	(revised 2003)	Consolidated and Separate Financial Statements
IAS 28	(revised 2003)	Investments in Associates
IAS 31	(revised 2003)	Interests in Joint Ventures
IAS 32	(revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33	(revised 2003)	Earnings Per Share
IAS 39	(revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40	(revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 40 (revised 2003), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in the financial statements, as the Group was already following the recognition and measurement principles in those other standards. The comparative figures for 2002 have been adjusted or extended to conform with changes in presentation in the current year to take into account the disclosure requirements of the revised IAS which the Group implemented in 2003.

The Group's functional currency is Hong Kong Dollars. In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in Note 1.

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and joint ventures on the basis set out below.

i) Subsidiaries

Subsidiaries are companies over which the Group has control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The results of subsidiaries are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

ii) Joint ventures

Joint ventures are companies where the Group has a contractual arrangement with third parties to undertake an economic activity which is subject to joint control.

Joint ventures are included on the equity basis of accounting. The results of joint ventures are included or excluded from their effective dates of acquisition or disposal respectively, and are based on their latest financial statements.

iii) Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary or joint venture at the effective date of acquisition. Goodwill on acquisitions of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within joint ventures, as appropriate, and is amortised using the straight line method over a period not exceeding twenty years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

The profit or loss on disposal of subsidiaries and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

iv) Own shares

The cost of shares held in the Company by a wholly-owned subsidiary and dividends thereon are eliminated from shareholders' funds.

c. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries and joint ventures together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

d. Properties

i) **Investment properties**

Investment properties are properties held for long-term rental yields. Investment properties are carried in the balance sheet at fair value, representing open market value determined annually by independent valuers. Changes in fair values are recorded in the consolidated profit and loss account. In accordance with IAS 40 (revised 2003), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties were carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy. The effect of the change has been to decrease profit attributable to shareholders for the year ended 31st December 2002 and 2003 by US$739.8 million and US$671.3 million respectively, and to increase shareholders' funds at 1st January 2002 and 2003 by US$4,789.1 million and US$4,050.2 million respectively.

The cost of maintenance, repairs and minor equipment is charged to income as incurred; the cost of major renovations and improvements is capitalised.

ii) **Other properties**

Other properties are stated at cost after deduction of depreciation set out in (f) below and provisions for impairment.

iii) **Properties held for sale**

Properties held for sale are shown at the lower of cost and net realisable value.

e. Investments

i) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account.

Results of investments are included to the extent of dividends received.

ii) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investments.

f. Depreciation

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Building	2%
Other assets	15–33⅓%

g. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts on a regular basis. Bad debts are written off during the year in which they are identified.

h. Cash and cash equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank balances and other liquid funds, net of bank overdrafts.

In the balance sheet, bank overdrafts are included in borrowings under current liabilities.

i. Deferred tax

Deferred tax is provided, using the liability method, in respect of all temporary differences between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax bases.

Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries and joint ventures is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

j. Pensions

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

For the defined benefit scheme, pension costs are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of the plan every year. Plan assets are measured at fair value and the pension obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The Group's total contributions to the defined contribution scheme are charged to the consolidated profit and loss account in the year to which they relate.

k. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of net investments in foreign entities.

i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

ii) Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in the hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in the hedging reserve are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

iii) Hedges of net investments in foreign entities

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserve; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account.

However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserve.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognised when the committed or forecasted transaction ultimately is recognised in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated profit and loss account.

l. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

m. Revenue

Revenue consists of the gross inflow of economic benefits associated with a transaction. Revenue includes gross rental income, service and management charges from properties and income from property trading. Receipts under operating leases are accounted for on an accrual basis over the lease terms.

n. Borrowings and borrowing costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated either at amortised cost using the effective yield method or at fair value when accounting for fair value hedges set out in (k) above applies.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. The capitalisation rate is arrived at by reference to the actual rate payable on borrowings for development purposes or, with regard to that part of the development cost financed out of general funds, to the average rate. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

o. Earnings per share

Earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year which exclude shares held by a wholly-owned subsidiary.

Notes to the Financial Statements

1 Revenue

	2003	2002
	US$m	US$m
By business		
Property		
Rental income	**303.8**	336.4
Service and management charges	**59.9**	60.2
Sales of residential properties	**20.0**	–
	383.7	396.6
By geographical area		
Hong Kong	**365.8**	378.3
Southeast Asia	**17.9**	18.3
	383.7	396.6

The Group's principal business activity is property, comprising investment, management and development for long-term investment and trading in Asia with a major portfolio in Hong Kong. It also has infrastructure interests in a container terminal, a logistics centre, a toll road and water projects in the Region.

Total contingent rents included in rental income amounted to US$1.8 million (2002: US$1.7 million).

The future minimum rental payments receivable under non-cancellable leases are as follows:

	2003	2002
	US$m	US$m
Within one year	**251.6**	258.8
Between two and five years	**273.0**	268.4
Beyond five years	**6.0**	5.8
	530.6	533.0

Generally the Group's operating leases are for terms of three years or more.

2 Asset impairments and disposals

	2003		2002	
	Gross	**Net**	Gross	Net
	US$m	**US$m**	US$m	US$m
Asset impairment reversals/(provisions)	**7.0**	**7.0**	(50.5)	(50.5)
Profit on disposal of associates and joint ventures	**3.2**	**3.2**	25.2	25.2
	10.2	**10.2**	(25.3)	(25.3)
By business				
Property	**(0.8)**	**(0.8)**	(2.2)	(2.2)
Infrastructure	**11.0**	**11.0**	(46.1)	(46.1)
Corporate	**–**	**–**	23.0	23.0
	10.2	**10.2**	(25.3)	(25.3)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

3 Operating loss

	2003 US$m	2002 US$m
By business		
Property	**276.1**	304.9
Infrastructure	**(0.6)**	(1.4)
Corporate	**(19.9)**	(20.2)
	255.6	283.3
Decrease in fair value of investment properties	**(824.3)**	(987.7)
Asset impairments and disposals (see Note 2)	**10.2**	(25.3)
	(558.5)	(729.7)

The following items have been charged in arriving at operating loss:

	2003 US$m	2002 US$m
Recoverable and non-recoverable costs	**84.9**	84.2
Depreciation of tangible assets (see Note 8)	**1.1**	1.2
Directors' emoluments	**1.7**	1.7
Staff costs		
– salaries and benefits in kind	**31.5**	32.4
– defined contribution pension scheme (see Note 12)	**1.7**	1.7
– defined benefit pension scheme (see Note 12)	**1.6**	1.1
	34.8	35.2

The number of employees at 31st December 2003 was 703 (2002: 749).

4 Net financing charges

	2003 US$m	2002 US$m
Interest payable on		
Bank loans and overdrafts	**(59.2)**	(69.6)
Other borrowings	**(17.9)**	(18.8)
Total interest payable	**(77.1)**	(88.4)
Interest receivable	**18.5**	27.8
Net interest payable	**(58.6)**	(60.6)
Interest capitalised	**0.4**	3.3
Net interest	**(58.2)**	(57.3)
Commitment and other fees	**(6.3)**	(7.5)
	(64.5)	(64.8)

5 Share of results of joint ventures

	2003	2002
	US$m	US$m
By business		
Property	**(3.9)**	(4.3)
Infrastructure	**(1.4)**	(0.3)
Corporate	**–**	0.5
	(5.3)	(4.1)

6 Tax

	2003	2002
	US$m	US$m
Current tax	**(15.1)**	(23.6)
Deferred tax		
– revaluation surpluses of investment properties	**76.4**	146.5
– other temporary differences	**(1.3)**	(3.3)
	75.1	143.2
	60.0	119.6
By geographical area		
Hong Kong	**60.6**	120.0
Mainland China	**(0.2)**	(0.3)
Southeast Asia	**(0.4)**	(0.1)
	60.0	119.6
Reconciliation of tax and profit		
Tax at applicable tax rate	**112.6**	144.4
Increase in tax rate in Hong Kong	**(62.3)**	–
Decrease in fair value of investment properties not deductible in determining taxable profit	**(9.9)**	(15.4)
Asset impairments and disposals not deductible or taxable in determining taxable profit	**3.3**	(14.6)
Expenses not deductible in determining taxable profit	**(1.0)**	(0.4)
Other income not subject to tax	**9.4**	8.3
Recognition of previous tax losses	**5.1**	–
Losses not recognised	**(1.1)**	(1.1)
Other	**3.9**	(1.6)
	60.0	119.6

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Loss per share

Loss per share is calculated on loss attributable to shareholders of US$568.5 million (2002: US$679.1 million) and on the weighted average number of 2,225.6 million (2002: 2,225.6 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Additional earnings per share are also calculated based on underlying profit attributable to shareholders. The difference between underlying profit attributable to shareholders and loss attributable to shareholders is reconciled as follows:

	2003 US$m	2002 US$m
Loss attributable to shareholders	**(568.5)**	(679.1)
Revaluation deficits of investment properties	**828.7**	992.7
Deferred tax credit on revaluation deficits of investment properties	**(76.4)**	(146.5)
Asset impairments and disposals	**(10.2)**	25.3
Minority interests	**0.1**	–
Underlying profit attributable to shareholders	**173.7**	192.4

8 Tangible assets

	Investment properties US$m	Other properties US$m	Other assets US$m	Total US$m
2003				
Net book value at 1st January	**6,249.8**	**10.8**	**2.2**	**6,262.8**
Exchange rate adjustments	**27.6**	**–**	**–**	**27.6**
Additions	**53.8**	**0.2**	**0.1**	**54.1**
Depreciation	**–**	**(0.2)**	**(0.9)**	**(1.1)**
Decrease in fair value	**(824.3)**	**–**	**–**	**(824.3)**
Net book value at 31st December	**5,506.9**	**10.8**	**1.4**	**5,519.1**
Valuation/cost less provisions	**5,506.9**	**13.3**	**7.1**	**5,527.3**
Cumulative depreciation	**–**	**(2.5)**	**(5.7)**	**(8.2)**
	5,506.9	**10.8**	**1.4**	**5,519.1**
2002				
Net book value at 1st January	7,107.0	10.9	2.9	7,120.8
Exchange rate adjustments	15.8	0.1	–	15.9
Additions	118.4	–	0.3	118.7
Depreciation	–	(0.2)	(1.0)	(1.2)
Decrease in fair value	(987.7)	–	–	(987.7)
Release of contingency	(3.7)	–	–	(3.7)
Net book value at 31st December	6,249.8	10.8	2.2	6,262.8
Valuation/cost less provisions	6,249.8	13.1	7.1	6,270.0
Cumulative depreciation	–	(2.3)	(4.9)	(7.2)
	6,249.8	10.8	2.2	6,262.8

8 Tangible assets continued

	2003 US$m	2002 US$m
Analysis of additions by business		
Property	**54.0**	118.4
Corporate	**0.1**	0.3
	54.1	118.7
Analysis of additions by geographical area		
Hong Kong	**53.6**	118.7
Southeast Asia	**0.5**	–
	54.1	118.7
Analysis of depreciation by business		
Property	**0.2**	0.2
Corporate	**0.9**	1.0
	1.1	1.2

The Group's investment properties were revalued at 31st December 2003 by Jones Lang LaSalle Ltd on an open market value basis calculated on the net income allowing for reversionary potential on a current use basis and as a result, a deficit of US$824.3 million (2002: US$987.7 million) has been charged to the consolidated profit and loss account.

All the Group's investment properties are held under leases with unexpired lease term of more than 20 years except for The Hong Kong Club Building, which is held under a sub-lease. Details concerning all of the Group's investment properties are set out on page 51.

Certain investment properties are under mortgage to various banks as shown in Note 16.

9 Joint ventures

	2003 US$m	2002 US$m
Share of attributable net assets	**24.6**	59.3
Net amounts due from joint ventures	**242.7**	184.8
	267.3	244.1

The Group's share of assets and liabilities and results of joint ventures are summarised below:

	2003 US$m	2002 US$m
Tangible assets	**398.1**	305.1
Other long-term assets	**7.7**	27.4
Current assets	**48.8**	40.1
Current liabilities	**(98.2)**	(46.6)
Long-term liabilities	**(88.9)**	(81.8)
Minority interests	**(0.2)**	(0.1)
	267.3	244.1
Revenue	**11.9**	10.2
Loss before tax	**(5.3)**	(4.1)
Loss after tax	**(6.2)**	(4.3)
Capital commitments	**213.1**	247.2

10 Other investments

	2003 US$m	2002 US$m
Unlisted investments	**3.7**	3.7

The Group's other investments are available-for-sale financial assets and are shown at fair value with reference to the underlying investments or using discounted cash flow analyses.

11 Deferred tax assets

Deferred tax assets of US$7.4 million (2002: US$9.3 million) arising from unused tax losses of US$41.3 million (2002: US$56.2 million) have not been recognised.

12 Pension assets

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

Defined contribution scheme

The defined contribution scheme includes a death benefit based on final salary. The death benefit is covered separately by an insurance policy taken out by the Group.

The amounts recognised in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Contributions to the scheme	**1.5**	1.6
Costs of death and disability benefits	**0.2**	0.1
	1.7	1.7

Defined benefit scheme

The defined benefit scheme which is a final salary and funded plan is valued annually by an independent qualified actuary using the projected unit credit method.

The amounts recognised in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Current service cost	**1.6**	1.6
Interest cost	**1.0**	1.1
Expected return on plan assets	**(1.3)**	(1.6)
Net actuarial loss recognised	**0.3**	–
Expense recognised	**1.6**	1.1
Actual surplus/(deficit) on plan assets in the year	**5.7**	(2.4)

The above amounts are all recognised in arriving at operating loss and are included in recoverable costs and administration expenses.

The amounts recognised in the consolidated balance sheet are as follows:

	2003	2002
Fair value of plan assets	**23.2**	18.2
Present value of pension obligations	**(15.9)**	(16.3)
	7.3	1.9
Unrecognised actuarial losses	**1.5**	7.5
Pension assets	**8.8**	9.4

12 Pension assets continued

Movements in pension assets recognised in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
At 1st January	**9.4**	9.4
Expense recognised in the consolidated profit and loss account	**(1.6)**	(1.1)
Contributions paid	**1.0**	1.1
At 31st December	**8.8**	9.4

The principal actuarial assumptions are as follows:

	2003 %	2002 %
Discount rate applicable to pension obligations	**5.5**	6.0
Expected return on plan assets	**6.0**	7.0
Future salary increases	**5.0**	6.0

The pension plan assets do not include any ordinary shares of the Company (2002: Nil).

13 Debtors, prepayments and others

	2003 US$m	2002 US$m
Stocks and stores	**0.4**	0.4
Trade debtors	**16.6**	11.4
Interest rate swaps	**63.6**	105.2
Prepayments	**63.4**	44.0
Other	**2.1**	79.9
	146.1	240.9

14 Bank balances and other liquid funds

	2003 US$m	2002 US$m
Bank balances	**599.6**	446.5
Liquid investments	–	104.1
	599.6	550.6

The average fixed interest rate on bank balances of US$167.6 million (2002: US$297.6 million) is 4.9% (2002: 6.2%).

15 Creditors and accruals

	2003 US$m	2002 US$m
Trade creditors	**62.9**	77.9
Tenants' deposits	**60.2**	61.9
Interest rate swaps	**26.9**	55.8
Other	**28.6**	23.5
	178.6	219.1

16 Borrowings

	2003 US$m	2002 US$m
Current		
Bank overdrafts	**2.2**	4.0
Short-term borrowings	**77.3**	38.5
Current portion of long-term borrowings	**2.0**	25.6
	81.5	68.1
Long-term borrowings		
Bank loans	**1,238.7**	1,389.0
7% United States Dollars bonds due 2011	**655.2**	685.6
3% Hong Kong Dollars notes due 2006	**191.7**	–
	2,085.6	2,074.6
	2,167.1	2,142.7
Secured	**2.0**	264.8
Unsecured	**2,165.1**	1,877.9
	2,167.1	2,142.7
Due dates of repayment		
Beyond five years	**1,144.7**	1,019.0
Between two and five years	**940.9**	912.6
Between one and two years	–	143.0
Within one year	**81.5**	68.1
	2,167.1	2,142.7

16 Borrowings continued

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
By currency					
2003					
Hong Kong Dollars	**3.1**	**1.5**	**889.6**	**930.4**	**1,820.0**
Singapore Dollars	**2.1**	**1.1**	**141.1**	**139.8**	**280.9**
United States Dollars	**1.8**	**–**	**–**	**66.0**	**66.0**
Vietnamese Dong	**6.6**	**–**	**–**	**0.2**	**0.2**
			1,030.7	**1,136.4**	**2,167.1**
2002					
Hong Kong Dollars	4.7	1.6	932.1	873.2	1,805.3
Singapore Dollars	2.1	1.0	121.1	154.5	275.6
United States Dollars	2.2	–	–	61.1	61.1
Vietnamese Dong	8.3	–	–	0.7	0.7
			1,053.2	1,089.5	2,142.7

The 7% bonds with nominal value of US$600 million due 2011, which are listed on the Luxembourg Stock Exchange, were swapped into Hong Kong Dollars floating rate borrowings.

The carrying amounts of borrowings approximated their fair value. The fair value of long-term borrowings is estimated using the expected future payments discounted at market interest rates prevailing at the year-end.

Mortgages have been granted over certain properties of total open market value at 31st December 2003 of US$6.2 million (2002: US$1,666.0 million) as security in respect of the Group's secured bank loans.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

17 Deferred tax liabilities

	2003 US$m	2002 US$m
Accelerated capital allowances	**16.7**	11.1
Revaluation surpluses of investment properties	**572.5**	646.7
Other temporary differences	**4.4**	3.1
	593.6	660.9

18 Net operating assets

	Operating assets US$m	Operating liabilities US$m	Joint ventures US$m	Other assets US$m	Other liabilities US$m	Total US$m
By business						
2003						
Property	**5,635.5**	**(120.3)**	**240.9**	**22.8**	**(2,776.8)**	**3,002.1**
Infrastructure	**3.7**	**(0.2)**	**26.4**	**–**	**–**	**29.9**
Corporate	**–**	**–**	**–**	**660.5**	**(51.5)**	**609.0**
	5,639.2	**(120.5)**	**267.3**	**683.3**	**(2,828.3)**	**3,641.0**
2002						
Property	6,360.5	(134.1)	186.8	27.3	(2,839.0)	3,601.5
Infrastructure	–	(2.9)	57.3	–	–	54.4
Corporate	–	–	–	728.6	(73.6)	655.0
	6,360.5	(137.0)	244.1	755.9	(2,912.6)	4,310.9

Analysis of operating assets by geographical area

	2003 US$m	2002 US$m
Hong Kong	**5,394.1**	6,102.0
Mainland China	**3.3**	–
Southeast Asia	**241.8**	258.5
	5,639.2	6,360.5

Operating assets and liabilities are those employed in and resulting from the operating activities of a business or in a geographical location.

Joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Other assets and liabilities include tax assets and liabilities, interest receivable and payable, cash and cash equivalents, and borrowings.

19 Share capital

	Ordinary shares in millions			
	2003	2002	**2003 US$m**	2002 US$m
Authorised				
Shares of US$0.10 each	**4,000.0**	4,000.0	**400.0**	400.0
Issued and fully paid				
At 1st January and 31st December	**2,295.2**	2,295.2	**229.5**	229.5

20 Revenue and other reserves

	Revenue reserves US$m	Hedging reserve US$m	Exchange reserve US$m	Total US$m
2003				
At 1st January				
– as previously reported	**182.5**	**(44.5)**	**(29.7)**	**108.3**
– effect of adopting IAS 40 (revised 2003) net of tax	**4,055.2**	**–**	**(5.0)**	**4,050.2**
– as restated	**4,237.7**	**(44.5)**	**(34.7)**	**4,158.5**
Net exchange translation differences				
– amount arising in the year	**–**	**–**	**10.7**	**10.7**
Cash flow hedges				
– fair value gains	**–**	**4.9**	**–**	**4.9**
– transfer to consolidated profit and loss account	**–**	**16.3**	**–**	**16.3**
Loss attributable to shareholders	**(568.5)**	**–**	**–**	**(568.5)**
Dividends (see Note 23)	**(133.5)**	**–**	**–**	**(133.5)**
At 31st December	**3,535.7**	**(23.3)**	**(24.0)**	**3,488.4**
of which:				
Joint ventures	**(1.9)**	**–**	**–**	**(1.9)**
2002				
At 1st January				
– as previously reported	395.1	(22.9)	(58.6)	313.6
– effect of adopting IAS 40 (revised 2003) net of tax	4,795.0	–	(5.9)	4,789.1
– as restated	5,190.1	(22.9)	(64.5)	5,102.7
Net exchange translation differences				
– amount arising in the year	–	–	26.7	26.7
– transfer to consolidated profit and loss account	–	–	3.1	3.1
Revaluation of other investments				
– fair value gains	14.2	–	–	14.2
– transfer to consolidated profit and loss account	(87.2)	–	–	(87.2)
Cash flow hedges				
– fair value losses	–	(46.2)	–	(46.2)
– transfer to consolidated profit and loss account	–	24.6	–	24.6
Loss attributable to shareholders	(679.1)	–	–	(679.1)
Dividends (see Note 23)	(200.3)	–	–	(200.3)
At 31st December	4,237.7	(44.5)	(34.7)	4,158.5
of which:				
Joint ventures	16.6	–	–	16.6

The analysis of the Company's reserves is shown in Note 30.

21 Own shares held

Own shares held represent the cost of 69.6 million (2002: 69.6 million) shares in the Company held by a wholly-owned subsidiary which acquired such shares in 1989.

22 Net asset value per share

Net asset value per share is calculated on shareholders' funds of US$3,640.2 million (2002: US$4,310.3 million) and on 2,225.6 million (2002: 2,225.6 million) shares issued at year-end, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Additional net asset value per share is also calculated based on adjusted shareholders' funds. The difference between adjusted shareholders' funds and shareholders' funds is reconciled as follows:

	2003	2002
	US$m	US$m
Shareholders' funds	**3,640.2**	4,310.3
Deferred tax on revaluation surpluses of investment properties	**575.2**	646.9
Adjusted shareholders' funds	**4,215.4**	4,957.2

23 Dividends

	2003	2002
	US$m	US$m
Final dividend in respect of 2002 of US¢4.00 (2001: US¢5.50) per share	**89.0**	122.4
Interim dividend in respect of 2003 of US¢2.00 (2002: US¢3.50) per share	**44.5**	77.9
	133.5	200.3

A final dividend in respect of 2003 of US¢4.00 (2002: US¢4.00) per share amounting to a total of US$89.0 million (2002: US$89.0 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

24 Cash and cash equivalents

	2003	2002
	US$m	US$m
Bank balances and other liquid funds (see Note 14)	**599.6**	550.6
Bank overdrafts (see Note 16)	**(2.2)**	(4.0)
	597.4	546.6

25 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$125.8 million (2002: US$171.3 million) and is calculated on the weighted average number of 2,225.6 million (2002: 2,225.6 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

26 Financial instruments

The Company and its subsidiaries manage their exposure to financial risks using a variety of techniques and instruments including derivatives. Speculative transactions are strictly prohibited.

Foreign exchange risk

Foreign currency transactional exposures are covered on a consistent basis by forward contracts where feasible and cost effective. For investments in foreign subsidiaries and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material, assets are partially hedged for management of balance sheet translation risk.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps.

Liquidity and funding risk

The Group's ability to fund prospective investment opportunities and existing debt requirements is achieved by maintaining surplus cash and the availability of adequate committed funding lines from high quality financial institutions.

Counterparty risk

The Group's ownership of financial assets and management of financial transactions involve the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2003 were US$1,605.0 million (2002: US$1,976.4 million).

The due dates of interest rate swaps at 31st December were as follows:

	2003 US$m	2002 US$m
Beyond five years	**200.0**	38.5
Between one and five years	**820.3**	1,378.0
Within one year	**584.7**	559.9
	1,605.0	1,976.4

At 31st December 2003, the fixed interest rates relating to interest rate swaps varied from 1.35% to 7.63% (2002: 1.85% to 8.775%).

The net fair values of interest rate swaps at 31st December were as follows:

	2003		2002	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges	**3.6**	**26.9**	11.3	55.8
Designated as fair value hedges	**60.0**	**–**	93.9	–

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

26 **Financial instruments** continued

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$1,078.4 million (2002: US$546.2 million).

The net fair values of forward foreign exchange contracts at 31st December were as follows:

	2003		2002	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as economic hedges of net investment in foreign entities	**0.9**	**4.7**	0.5	–

The fair value of forward foreign exchange contracts is determined using foreign exchange market rates at the balance sheet date.

27 **Capital commitments**

	2003			2002		
	Contracted not provided US$m	**Authorised not contracted US$m**	**Total US$m**	Contracted not provided US$m	Authorised not contracted US$m	Total US$m
Capital expenditure	**22.4**	**409.1**	**431.5**	46.9	255.1	302.0
Contribution to joint ventures	**–**	**138.9**	**138.9**	–	132.4	132.4
	22.4	**548.0**	**570.4**	46.9	387.5	434.4

28 **Contingent liabilities**

	2003 US$m	2002 US$m
Guarantees in respect of		
– facilities made available to joint ventures	**24.1**	30.1
– Container Terminal 9 development in Hong Kong	**39.1**	78.1

29 Related party transactions

The Group has entered into a variety of transactions with the subsidiary undertakings of Jardine Matheson Holdings Limited ('Jardine Matheson group members'). The most significant of these transactions are as follows:

Management fee

The management fee payable by the Group, under an agreement entered into in 1995, to Jardine Matheson Limited was US$0.9 million (2002: US$0.9 million), being 0.5% per annum of the Group's underlying profit in consideration for management consultancy services provided by Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited.

Property and other services

The Group rented properties to Jardine Matheson group members. Gross rents on such properties in 2003 amounted to US$2.7 million (2002: US$4.3 million).

Jardine Matheson group members provided property maintenance and other services to the Group in 2003 in aggregate amounting to US$20.4 million (2002: US$21.1 million).

Acquisition of a 25% interest in P.T. Jakarta Land

In September 2003, the Group acquired a 25% interest in P.T. Jakarta Land from Jardine Pacific Holdings Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, for a consideration of US$17.5 million.

Directors' emoluments

Details of Directors' emoluments (being the key management personnel compensation) are shown on page 46 under the heading of 'Directors' Appointments, Emoluments and Service Contracts'.

30 Summarised balance sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Net operating assets		
Investments at cost		
Unlisted shares in subsidiaries	**4,481.6**	4,481.6
Net amounts due to subsidiaries	**(901.4)**	(860.8)
	3,580.2	3,620.8
Creditors and other accruals	**(11.8)**	(11.5)
	3,568.4	3,609.3
Capital employed		
Share capital (see Note 19)	**229.5**	229.5
Revenue and other reserves		
Contributed surplus	**2,364.7**	2,364.7
Revenue reserves	**974.2**	1,015.1
	3,338.9	3,379.8
Shareholders' funds	**3,568.4**	3,609.3

Subsidiaries are shown at cost less amounts provided.

The contributed surplus was set up on the formation of the Company in 1989 and, under the Bye-Laws of the Company, is distributable.

31 Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of the Group at 31st December 2003 are set out below.

	Effective holding %	Issued share capital		Main activities	Country of incorporation
Subsidiaries					
Hongkong Land China Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Limited	100 *	US$	12,000	Group management	Bermuda
Hongkong Land International Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Infrastructure Holdings Limited	100 *	US$	12,000	Investment holding	Bermuda
The Hongkong Land Company, Limited	100	HK$	1,293,180,006	Property investment	Hong Kong
The Hongkong Land Property Company, Limited	100	HK$	200	Property investment	Hong Kong
HKL (Chater House) Limited	100	HK$	1,500,000	Property investment	Hong Kong
HKL (Esplanade) Pte Limited	100	Ord. S$ Pref. S$	150,000,000 21,000	Property investment	Singapore
HKL (Prince's Building) Limited	100	HK$	200	Property investment	Hong Kong
Foundasia (HK) Limited	100	HK$	1,000	Property investment	Hong Kong
Mulberry Land Company Limited	100	HK$	200	Property investment	Hong Kong
The Hongkong Land Finance (Cayman Islands) Company Limited	100	US$	2	Finance	Cayman Islands
Joint ventures					
Asia Container Terminals Limited	28.5	HK$	1,000	Container terminal	Hong Kong
Beijing Premium Real Estate Limited	40	US$	12,000,000	Property development	Mainland China
G.S. Property Management Company Limited	48.9	Baht	245,000,000	Property investments and operations	Thailand
Grosvenor Land Property Fund Limited	21.4	Ord.US$ Pref.US$	28,000 100	Property investment	Bermuda
King Kok Investment Limited	35	US$	10,000	Property investment	Mauritius
Normelle Estates Limited	50	HK$	10,000	Property investment	Hong Kong
One Raffles Quay Pte Limited	33.33	S$	6	Property development	Singapore
P.T. Jakarta Land	25	RP	3,320,000,000	Property development and asset management	Indonesia
Tradeport Hong Kong Limited	37.5	HK$	400	Logistics centre	Hong Kong

*Owned directly

All effective holdings are unchanged from 2002 except for G.S. Property Management Company Limited and P.T. Jakarta Land, which were acquired during the year.

Independent Auditors' Report

To the members of Hongkong Land Holdings Limited

We have audited the accompanying consolidated balance sheet of Hongkong Land Holdings Limited and its subsidiaries ('the Group') as at 31st December 2003, and the related consolidated profit and loss account, cash flows, statement of changes in equity and the related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2003, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and the Bermuda Companies Act.

PricewaterhouseCoopers LLP
London
United Kingdom
24th February 2004

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Hongkong Land's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organisational and compliance issues, and has in place an organisational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Hongkong Land Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2003, the Directors of the Company had the interests set out below in the ordinary shares of the Company. These interests were beneficial except where otherwise stated.

Simon Keswick	74,521
Percy Weatherall	70,000
Nicholas Sallnow-Smith	10,000
Charles Allen-Jones	10,000
George Ho	896,337
Sir Yuet-Keung Kan	1,000
Brian Keelan	100,000
R C Kwok	217,964
Dr Richard Lee	3,678,685
	2,769,442 *
Kenneth Lo	801,865

* Non-beneficial

Save as disclosed, there were no changes in the above interests between the end of the financial year and 5th March 2004.

Directors' Appointments, Emoluments and Service Contracts

Sir Yuet-Keung Kan and Kenneth Lo will retire from the Board of the Company at the forthcoming Annual General Meeting to be held on 5th May 2004. In accordance with Bye-Law 85, Jenkin Hui, Brian Keelan and Henry Keswick retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2003, the Directors received US$1.7 million (2002: US$1.7 million) in employee benefits, being US$1.6 million (2002: US$1.6 million) in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind and US$0.1 million (2002: US$0.1 million) in post-employment benefits. The information set out in this paragraph forms part of the audited financial statements.

A motion to increase the Directors' fees to US$25,000 each per annum and the fees for the Chairman and Managing Director to US$35,000 each per annum, save that salaried executives shall not be eligible for such fees, with effect from 1st January 2004 will be proposed at the forthcoming Annual General Meeting.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company:

a) The Hongkong Land Company, Ltd, a wholly-owned subsidiary of the Company, was interested in 69,561,004 ordinary shares, representing 3.03% of the Company's current issued ordinary share capital.

b) Jardine Strategic Holdings Limited was interested in 1,007,500,568 ordinary shares, representing 43.90% of the Company's current issued ordinary share capital, which interest included those shares held by The Hongkong Land Company, Ltd. By virtue of its interest in Jardine Strategic Holdings Limited, Jardine Matheson Holdings Limited was deemed to be interested in the same number of ordinary shares.

c) Wheelock and Company Limited was interested in 114,497,676 ordinary shares, representing 4.99% of the Company's current issued ordinary share capital.

d) Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited, through their respective subsidiaries, were interested in a total of 96,071,710 ordinary shares, representing 4.19% of the Company's current issued ordinary share capital, the interest in such shares being a right to call for delivery pursuant to Regulation 49(5) of the Bermuda Takeover Code.

e) Credit Agricole Lazard Financial Products Bank ('CALFPB') were beneficially interested in 78,982,710 ordinary shares, representing 3.44% of the Company's current issued ordinary share capital; and the following entities also had an interest in the shares beneficially owned by CALFPB: Credit Agricole S.A., Three Houses Investment Company Limited, Lazard & Co., Limited, Lazard Frères S.A., Credit Agricole Lazard Financial Products Limited and Lazard Frères & Co. LLC.

Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 5th March 2004.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 7th May 2003, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in Note 29 to the financial statements on page 42.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2004 Annual General Meeting to be held on 5th May 2004 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2003 full-year results announced	24th February 2004
Share registers closed	15th to 19th March 2004
Annual General Meeting to be held	5th May 2004
2003 final dividend payable	12th May 2004
2004 half-year results to be announced	3rd August 2004*
Share registers to be closed	30th August to 3rd September 2004*
2004 interim dividend payable	20th October 2004*

* Subject to change

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited
P O Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Limited
P O Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
England

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.hkland.com'.

Management and Offices

Hongkong Land Limited

Directors

Percy Weatherall *Chairman*
Nicholas Sallnow-Smith *Chief Executive*
R M J Chow
Jonathan Gould
I D Hawksworth
F Heng *Chief Financial Officer*
Brian Keelan
Norman Lyle
J A Robinson
A Wareham
R Wong

Corporate Secretary

N M McNamara

Offices

Hongkong Land Holdings Limited

Jardine House
33-35 Reid Street
Hamilton
Bermuda
Tel : (1441) 292 0515
Fax : (1441) 292 4072
E-mail : chw@jardines.com
C H Wilken

Hongkong Land Limited

One Exchange Square
8th Floor
Hong Kong
Tel : (852) 2842 8428
Fax : (852) 2845 9226
E-mail : nss@hkland.com
Nicholas Sallnow-Smith

Hongkong Land (Singapore) Pte. Limited

1 Raffles Link #02-01
Singapore 039393
Tel : (65) 6238 1121
Fax : (65) 6238 1131
E-mail : robgarman@hkland.com
Robert Garman

Hongkong Land (Vietnam) Limited

Suite 401
63 Lý Thái Tô' Building
63 Lý Thái Tô' Street
Hanoi
Vietnam
Tel : (844) 824 0753
Fax : (844) 824 0769
E-mail : scraig@hkland.com
Simon Craig

Representative Offices

Beijing

522 China World Tower 1
China World Trade Centre
1 Jianguomen Wai Dajie
Beijing 100004
China
Tel : (8610) 6505 4170
Fax : (8610) 6505 4171
E-mail : jkwok@hklandbj.com
Joe Kwok

Shanghai

Unit 1110, Bund Centre
222 Yanan Road (East)
Shanghai 200002
China
Tel : (8621) 6335 1220
Fax : (8621) 6335 0100
E-mail : sko@hkland.com
Stanley Ko

Report of the Valuers

To Hongkong Land Limited

Dear Sirs,

Revaluation of Investment Properties Held on Leases

Further to your instructions, we have valued in our capacity as external valuers the investment properties held on leases as described in the Annual Report of Hongkong Land Holdings Limited. We are of the opinion that the open market value of the Investment Properties held on leases in Hong Kong, Singapore and Vietnam as at 31st December 2003, totalled US$5,506,890,000 (United States Dollars Five Thousand Five Hundred and Six Million Eight Hundred and Ninety Thousand).

We have valued the above properties in Hong Kong in accordance with the Hong Kong Guidance Notes on the Valuation of Property Assets published by The Hong Kong Institute of Surveyors. The properties in Singapore and Vietnam have been valued in accordance with the RICS Appraisal and Valuation Standards of the Royal Institution of Chartered Surveyors.

We have inspected the properties without either making structural surveys or testing the services. We have been supplied with details of tenure, tenancies and other relevant information.

In arriving at our opinions, each property was valued individually, on an open market value basis, calculated on the net income allowing for reversionary potential, however no allowance has been made for expenses of realisation or for taxation which might arise in the event of disposal.

Yours faithfully,

Jones Lang LaSalle Ltd
Hong Kong, 24th February 2004

Property Portfolio

at 31st December 2003

Commercial Property

	LETTABLE AREA Total	Office	Retail	Total levels	Year of completion	Lease expiry
	(in thousands of square feet)					
Hong Kong *						
Alexandra House	373	324	49	37	1976	2899
Chater House	466	421	45	33	2002	2898
Exchange Square	1,474					2057**
One Exchange Square		570	–	52	1985	
Two Exchange Square		503	–	51	1985	
Three Exchange Square		321	–	33	1988	
Podium		–	49	3	1985	
The Forum		–	31	5	1988	
The Hong Kong Club Building	148	142	6	25	1984	2009
Jardine House	688	647	41	52	1973	2045**
The Landmark	1,006					2842
Gloucester Tower		471	–	48	1980	
Atrium		–	177	5	1980	
Edinburgh Tower		358	–	47	1983	
Prince's Building	546	410	136	29	1965	2895
1063 King's Road	225	222	3	31	1999	2881
	4,926	4,389	537			
Singapore						
One Raffles Link	311	240	71	10	2000	2095
Hanoi, Vietnam						
Central Building	42	37	5	9	1995	2033
63 Lý Thái Tô'	72	65	7	10	1998	2039
	114	102	12			

* Property in Hong Kong is almost entirely held under leases originally granted from the Crown. Under the Basic Law of the Hong Kong Special Administrative Region, all rights in relation to such leases will continue to be recognised and protected. All the Group's investment properties are leasehold and directly held under these leases, except for an interest in the non-Club area of The Hong Kong Club Building which is held under a sub-lease from The Hong Kong Club.

** There is an option to renew these leases for a further term of 75 years.

Residential Property

	Address	No. of units	Area	Year of completion	Lease expiry
Stanley Court	9 Stanley Mound Road, Stanley, Hong Kong	13 townhouses	27,000 sq. ft	1988	2074
Ivy on Belcher's	26 Belcher's Street, Hong Kong	140 apartments	97,000 sq. ft	2004	2872

Properties in Hong Kong's Central Business District


Hang Seng Bank
QUEEN'S ROAD CENTRAL
DES VOEUX ROAD CENTRAL
CONNAUGHT ROAD CENTRAL
PEDDER STREET
ICE HOUSE STREET
HARBOUR VIEW STREET
Airport Express Station
Stock Exchange
Standard Chartered Bank
HSBC
Bank of China
Statue Square
Legislative Council
Mandarin Oriental
General Post Office
JACKSON ROAD
CHATER ROAD
Star Ferry
GARDEN RD
Bank of China Tower
Chater Garden
QUEENSWAY
Ritz-Carlton
City Hall
Queen's Pier
MURRAY ROAD
1
2
3
4
5
6
7
8
9
10
11
12

■ Hongkong Land properties ═ Pedestrian bridges Ⓜ Mass Transit Railway access Ⓟ Public car park

Since the founding of Hong Kong in 1842, a quarter square mile of land in Central has been the focus of business, finance and Government. Today, it is also the location of Hongkong Land's unique portfolio of interconnected buildings. The northern shoreline of Hong Kong Island has been reclaimed four times to create this area. The latest major reclamation is part of the Hong Kong SAR Government's far-sighted 'Metroplan', which is creating new land for infrastructure to support future economic growth. Phase 1 of the Central and Wanchai Reclamation was started in 1993 and completed in 1998. It has provided 20 hectares of new land contiguous with Hongkong Land's portfolio, strengthening the focus of the Central business and financial district as well as adding new facilities including the Central Station of the Airport Railway. The new phase of the reclamation has commenced in 2003. If it proceeds on the basis of the latest Central District (Extension) Outline Zoning Plan, it will add 18 hectares of new land to the east of Phase 1 and house the underground Central – Wanchai Bypass and North Hong Kong Island line as well as the waterfront promenade.

The Group's portfolio accounts for a substantial portion of the prime office space in Hong Kong's Central business and financial district. Located within this area are the Hong Kong head offices of many of the world's leading banks, the Stock Exchange, the Legislative Council Building and the Hong Kong SAR Central Government Offices, as well as an unequalled concentration of the world's finest retail names.

1 One Exchange Square
2 Two Exchange Square
3 Three Exchange Square
4 The Forum
5 Jardine House
6 Chater House
7 Alexandra House
8 Gloucester Tower
9 Edinburgh Tower
10 The Landmark Atrium
11 Prince's Building
12 The Hong Kong Club Building

Beyond Central & Regional Properties

Commercial


1063 King's Road, Hong Kong


CityLink Mall, Singapore


One Raffles Quay, Singapore


Jakarta Land, Indonesia


One Raffles Link, Singapore


Gaysorn, Thailand


63 Lý Thái Tổ', Vietnam


Central Building, Vietnam

Residential


Stanley Court, Hong Kong


Magnolia Villas, Hong Kong


Ivy on Belcher's, Hong Kong


Roxas Triangle Tower, The Philippines


Central Park, Beijing


Maple Place, Beijing


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3
4
5


10
9
8
7
6
11
12

Hongkong Land Holdings Limited

Jardine House, Hamilton, Bermuda

www.hkland.com